Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 5, 2021 (the “Meeting”). The total number of shares voted was 132,137,462 or 69.20% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the ten nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	David Harquail	121,608,912	98.47%	1,893,278	1.53%
	Paul Brink	123,128,033	99.70%	374,157	0.30%
	Tom Albanese	123,434,285	99.95%	67,905	0.05%
	Derek W. Evans	120,329,491	97.43%	3,172,699	2.57%
	Dr. Catharine Farrow	122,290,731	99.02%	1,211,459	0.98%
	Louis Gignac	119,687,158	96.91%	3,815,032	3.09%
	Maureen Jensen	122,278,407	99.01%	1,223,783	0.99%
	Jennifer Maki	123,422,003	99.94%	80,187	0.06%
	Randall Oliphant	120,337,786	97.44%	3,164,404	2.56%
	Elliott Pew	123,423,426	99.94%	78,674	0.06%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. The report on ballot confirmed shareholders voted as follows: “for” 131,223,880 (99.31%) and “withheld” 913,288 (0.69%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. On the advisory resolution, the report on ballot confirmed shareholders voted as follows: “for” 117,963,681 (95.52%) and “against” 5,538,506 (4.48%).

DATED as of this 6th day of May, 2021.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary